UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14289
GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
(Full Title of Plan)
GREEN BANKSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)
100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Therein)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	12

Exhibit 23

Report of Independent Registered Public Accounting Firm
Plan Administrator
Green Bankshares, Inc. 401(k) Profit Sharing Plan
Greeneville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements as of and for the years ended December 31, 2010 and 2009 were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes Goodman LLP
Atlanta, Georgia
June 24, 2011

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets

Investments, at Fair Value	$26,396,319	$23,598,181

Receivables:
Employer contributions	—	471,380
Notes receivable from participants	897,348	697,360

	897,348	1,168,740

Cash	6,941	11,749

Net assets available for benefits	$27,300,608	$24,778,670

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Net appreciation in fair value of investments	$2,306,153	$1,007,736
Dividends and interest	536,593	508,190

	2,842,746	1,515,926

Contributions:
Participants	1,140,681	1,304,615
Employer	—	472,273
Rollovers	318,535	2,986

Total contributions	1,459,216	1,779,874

Total additions	4,301,962	3,295,800

Deductions:
Benefits paid to participants	1,776,599	1,514,588
Administrative expenses	3,425	2,594

Total deductions	1,780,024	1,517,182

Net increase	2,521,938	1,778,618

Net assets available for benefits:
Beginning of year	24,778,670	23,000,052

End of year	$27,300,608	$24,778,670

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of Plan
The following brief description of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the”Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of GreenBank (“The Bank”) and other wholly-owned subsidiaries of Green Bankshares, Inc. (“Company”) or (“Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested. Effective August 1, 2009, the Board of Directors of the Plan Sponsor amended the Plan to suspend the non-elective contribution. As a result of this suspension, the Plan is not considered a safe harbor plan for the 2010 and 2009 plan years. Non-elective contributions were $0 and $471,380 for the years ended December 31, 2010 and 2009, respectively.
In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation. No discretionary profit sharing contributions were made for the years ended December 31, 2010 and 2009.
Investment Options — Participants are allowed to direct the investment of their contributions into various options offered by the Plan and to change their investment mix at their discretion.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any) and charged with benefit payments and allocations of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
Notes receivable from participants — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 8.75 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits — After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.
Forfeitures — Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $1,038 and $991, respectively. During 2010 and 2009, respectively, forfeitures of $891 and $2,621 were reallocated to participants.
Administrative Costs — The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions are charged directly to the participants account.
2.	Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits — Benefits are recorded when paid.
Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
Reclassifications — Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on Net Assets Available for Benefits or Changes in Net Assets Available for Benefits.
3.	Investments
The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2010	2009
Investments at fair value:
Washington Mutual Investors Fund	$4,150,801	$3,941,102
Green Bankshares Common Stock[1]	—	1,518,758
American Balanced Fund	2,721,720	2,496,693
New Perspective Fund	2,820,105	2,489,258
The Growth Fund of America	2,234,500	1,943,676
Capital World Growth and Income Fund	2,016,521	1,767,138
Money Market Fund	3,893,017	3,302,677
PIMCO Total Return[1]	1,568,348	—

[1]	Balance represented less than 5% of the Plan’s net assets at December 31, 2010 or 2009.
During 2010 and 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Mutual funds	$1,747,135	$3,522,259
Common stocks	559,018	(2,514,523)

	$2,306,153	$1,007,736

4.	Tax Status
The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.
6.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by American Funds Group. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan. The value of the Company’s common stock was $1,287,721 and $1,518,758 at December 31, 2010 and December 31, 2009, respectively. These transactions qualify as exempt party-in-interest transactions. The Plan recognized $0 and $34,610 of dividend income related to Green Bankshares, Inc. during 2010 and 2009, respectively.
Administrative expenses of the Plan were paid to American Funds Group, a party-in-interest.
7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Schedule H of Form 5500.

December 31,
2009

Net assets available for benefits per the financial statements	$24,778,670
Employer contributions receivable not reflected on the 5500	(471,380)

Net assets available for benefits per the Form 5500	$24,307,290

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2010 to Schedule H of Form 5500.

Increase in net assets available for benefits per the financial statements	$2,521,938
Miscellaneous contributions	22
Miscellaneous deductions	(23)
Prior year employer contribution receivable	471,380

Increase in net assets available for benefits per the Form 5500	$2,993,317

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
9.	Fair Value Measurements
The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1
Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in active markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2010 and 2009	Notes to Financial Statements, Continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total

Equity mutual funds	$13,450,219	$—	$—	$13,450,219
Fixed income mutual funds	6,387,105	—	—	6,387,105
Balanced mutual funds	5,271,274	—	—	5,271,274
Common stock	1,287,721	—	—	1,287,721

Total assets at fair value	$26,396,319	$—	$—	$26,396,319

	Assets at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total

Equity mutual funds	$11,955,948	$—	$—	$11,955,948
Fixed income mutual funds	5,481,283	—	—	5,481,283
Balanced mutual funds	4,642,192	—	—	4,642,192
Common stock	1,518,758	—	—	1,518,758

Total assets at fair value	$23,598,181	$—	$—	$23,598,181

10.	Subsequent Events
The Plan has evaluated the effects of subsequent events through the date the financial statements were issued.
On May 5, 2011, Green Bankshares (“the Company”), GreenBank (the “Bank”), and North American Financial Holdings, Inc. (“NAFH”) entered into an investment agreement (the “Investment Agreement”), pursuant to which NAFH has agreed to purchase, subject to certain conditions, for $217,019,000 in cash, 119,900,000 shares of Common Stock, at a purchase price of $1.81 per share (the “Initial Investment”), and under which each Company shareholder as of a certain date fixed prior to the closing of the Initial Investment (the “Closing”) shall receive, immediately prior to Closing, one contingent value right (“CVR”) per share that would entitle the holder to receive up to $0.75 in cash per CVR at the end of a five-year period based on the credit performance of GreenBank’s existing loan portfolio. The CVRs that each shareholder will receive are in addition to the shares of Company Common Stock that the Company’s shareholders own, which shares will continue to be owned by the shareholders following the Closing. Following consummation of the transactions contemplated by the Investment Agreement, it is anticipated that NAFH will own approximately 90.1% of the Company’s outstanding Common Stock. It is not known what effect consummation of the transaction will have on the Plan.

SUPPLEMENTAL SCHEDULE

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i
December 31, 2010
EIN: 62-1222567
Plan Number 001

	(b) Identity of Issue,		(d)
	Borrower, Lessor or Similar	(c) Description of Investment Including Maturity Date,	Cost	(e) Current
(a)	Party	Rate of Interest, Collateral, Par or Maturity Value	**	Value
*	American Funds Group	American Balanced Fund, 151,967 shares		$2,721,720
*	American Funds Group	Capital World Growth and Income Fund, 56,549 shares		2,016,521
*	American Funds Group	The Growth Fund of America, 74,015 shares		2,234,500
*	American Funds Group	Intermediate Bond Fund of America, 68,931 shares		925,740
*	American Funds Group	New Perspective Fund, 99,475 shares		2,820,105
*	American Funds Group	Washington Mutual Investors Fund, 153,053 shares		4,150,801
*	American Funds Group	Money Market Fund, 3,893,017 shares		3,893,017
	AIM Advisors	Mid Cap Core Equity Fund, 17,780 shares		411,966
	Allianz Funds	Allianz NFJ Small Cap Value Fund, 35,667 shares		1,017,939
	Templeton Global Advisors	Templeton Foreign Fund, 114,382 shares		798,387
	PIMCO Funds	PIMCO Total Return, 144,548 shares		1,568,348
*	Green Bankshares	Common Stock, 402,413 shares		1,287,721
*	American Funds Group	2010 Target Date Retirement Fund, 58,621 shares		534,041
*	American Funds Group	2015 Target Date Retirement Fund, 78,721 shares		719,513
*	American Funds Group	2020 Target Date Retirement Fund, 27,428 shares		248,773
*	American Funds Group	2025 Target Date Retirement Fund, 19,941 shares		182,663
*	American Funds Group	2030 Target Date Retirement Fund, 19,666 shares		184,275
*	American Funds Group	2035 Target Date Retirement Fund, 20,366 shares		189,533
*	American Funds Group	2040 Target Date Retirement Fund, 24,847 shares		233,310
*	American Funds Group	2045 Target Date Retirement Fund, 11,055 shares		103,582
*	American Funds Group	2050 Target Date Retirement Fund, 16,724 shares		153,864
*	Participant loans ***	Loans with interest rates from 3.25% to 8.75%, maturing through October 2027		897,348

				$27,293,667

*	Party-in-interest

**	Cost information omitted for participate directed investments.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

EXHIBITS
The following documents are filed as exhibits to this Form 11-K:

23.	Consent of Dixon Hughes Goodman LLP.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Green Bankshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREEN BANKSHARES, INC. 401(K) PROFIT SHARING PLAN
	By:	The Green Bankshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 24, 2011	By:	/s/ Steve Ottinger
Steve Ottinger